UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2022 Nine Month Trading Update  (Unaudited)
24 October 2022	Strong nine month results with continued operational and strategic momentum - Group on track for full year expectations
Highlights

●	Group underlying sales up 7%. Full year sales and adjusted operating profit expectations reaffirmed.
●
Strong trading performance with an outstanding result in English Language Learning and a good performance in Virtual Learning, Workforce Skills and Assessment & Qualifications, offset by an expected decline in Higher Education.

●	Delivering strategic progress; reshaping our portfolio and increasing interconnectivity between divisions to unlock synergies and lifelong learning potential.
●	On track to deliver at least £100m of efficiencies in 2023 which will accelerate improved margin expectations from 2025 to 2023.

Andy Bird, Pearson's Chief Executive, said:
"This has been another good quarter for Pearson and I am pleased with the continuing momentum the business is demonstrating through our sharp focus on delivery. We are executing well on our plan for accelerated margin improvement.

"We believe Pearson is well positioned for the future, and we are confident of being able to navigate the challenging macroeconomic environment. We are making strong progress in creating a digital learning ecosystem which can serve many more people across their lifetime of learning. This will lead to better outcomes for our learners and also deliver value for our shareholders and wider stakeholders."

Underlying sales growth of 7%
●
Assessment & Qualifications sales grew 12% with good performances in Clinical Assessment due to a continued focus on health and wellness, as well as US Student Assessment and UK & International Qualifications, as exam timetables continue to normalise after COVID-19 disruption.

●
Virtual Learning sales increased 5% underpinned by a good performance in Virtual Schools. Online Program Management (OPM) grew 3% with slower enrolment growth than anticipated when we entered the year.

●
Higher Education sales were down 4% with US Higher Education Courseware sales declining 4%, consistent with our expectations. Pearson+ is performing well with robust growth versus prior year Fall semester. 17 study channels are live and engagement to date has been encouraging.

●
English Language Learning sales increased 28%, with strong growth in Pearson Test of English volumes as global mobility continues to improve with border re-openings. English Courseware delivered sales growth across most international markets offset by the ongoing impact of the reforms in China.

●
Workforce Skills sales grew 9%. Sales in our Performance business, which includes BTEC and Apprenticeships, grew well. Sales in our Transformation business, which includes Credly and Faethm, as well as GED and TalentLens, grew strongly.

●
Strategic review sales grew 20% due to the phasing of orders within our South African business. Following the completion of the disposals of our international courseware local publishing businesses in Europe, French-speaking Canada and Hong Kong these businesses are no longer included in our underlying sales measure.

Share buyback
●	£350m share buyback continuing, with over £240m of shares repurchased as of 30th September 2022.
2022 outlook reaffirmed*
●	Pearson remains on track to deliver group sales and adjusted operating profit consensus expectations for FY22.
Financial summary

Underlying growth for the third quarter and nine months ended 30th September compared to the equivalent period in 2021.
Sales	Q3	Nine months
Assessment & Qualifications	7%	12%
Virtual Learning	9%	5%
Higher Education	(4)%	(4)%
English Language Learning	36%	28%
Workforce Skills	20%	9%
Sub-total	7%	7%
Strategic review		20%
Total		7%

Throughout this announcement growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements and portfolio changes.

*2022 consensus on the Pearson website as at full year 2021; median adjusted operating profit of £416m at £:$ 1.37. For reference, each 5c move in USD FX rate equates to approximately £15m of adjusted operating profit. The disposal of our strategic review businesses impacts adjusted operating profit by c.£15m in 2022.

Assessment & Qualifications

Assessment & Qualifications sales increased 12%.

In Professional Certification (VUE) sales were down 3% predominantly due to the DVSA contract change.

Clinical Assessment performed well with sales up 9% due to an ongoing focus on mental health and wellbeing combined with government funding driving demand for core products and digital solutions.

US Student Assessment sales grew 32% due to the full resumption of exams across US states.

In UK & International Qualifications, sales grew 35% due to the return of exams following COVID-19 disruption.

We expect Assessment & Qualifications to deliver good revenue growth this year but there will be a tougher comparison in Q4 given the phasing in 2021 due to COVID-19. We expect VUE to return to growth in Q4 as the impact of the DVSA contract loss unwinds.

Virtual Learning

In Virtual Learning, sales increased 5%.

In Virtual Schools, sales increased by 6% reflecting firm retention rates relating to the 2021/22 academic year and favourable revenue mix partially offset by a small decline in enrolments for the 2022/23 academic year, as the COVID-19 cohort fully unwinds, along with lower district partnership renewals.

In Online Program Management, sales increased by 3% with growth in the UK and Australia partially offset by declines in North America due to lower enrolments. We will update in due course on the ongoing strategic review of our OPM business.

Higher Education

Higher Education sales were down 4% with US Higher Education Courseware sales declining 4%, consistent with our expectations. Early market data for the back to school period shows enrolments to be down in line with our assumption at the beginning of the year. We also believe there may have been a loss of market monetisation due to an increase in non-consumption. As previously highlighted, growth in Pearson+ subscriptions means that there has also been a shift in revenue recognition from Q3 to Q4. These impacts have been partially offset by improved pricing.

Pearson+ is performing very well with robust growth versus prior year Fall semester. 17 study channels are live and engagement to date has been encouraging.

English Language Learning

In English Language Learning, sales increased 28% with continued strong growth in Pearson Test of English volumes for tests taken in India and Australia, and for tests taken by UK bound people as global mobility continues to improve with border re-openings, as well as a limited-time extension of post-study visa applications in Australia. We also gained market share in India. We expect to have a strong year overall, although there will be a tougher comparison in Q4 as borders started to reopen at the end of last year and the impact of the post-study visa extension in Australia reduces.

English Courseware revenue was up 4% driven by international growth across all regions offset by the ongoing impact of the government reforms in China.

Mondly performance was encouraging, benefitting from access to the high growth direct to consumer language learning market. It is on track with our expectations, contributing to the transformation of English Language Learning, as well as increasing interconnectivity across the Group with its recent integration on Pearson+.

Workforce Skills

Workforce Skills sales grew 9%. Sales in our Performance business, which includes BTEC and Apprenticeships, grew well. Sales in our Transformation business, which includes Credly and Faethm, as well as GED and TalentLens, grew strongly. Our Transformation business is the foundation of our new enterprise and professional consumer strategy on which we are building our integrated suite of workforce skills solutions for enterprises.

Strategic Review

Sales in our international courseware local publishing businesses under strategic review grew 20%. We have now concluded the sales of our international courseware local publishing businesses in Europe, French-speaking Canada and Hong Kong. This means these businesses, which were showing a decline at the half year, are no longer included in underlying sales growth. The completion of the sale of our South Africa business is expected in Q4. The impact of these disposals on our adjusted operating profit will be c.£15m in 2022 and just under £25m for 2023. Operating cashflow for these businesses is weighted to Q4 and the timing of completions will impact operating cash conversion in 2022. The retained English-speaking Canadian and Australian K12 Courseware businesses are now shown within Assessment & Qualifications.

Strong financial position
Pearson's financial position remains robust, with low net debt and strong liquidity.

Contacts

Investor Relations	Jo Russell James Caddy Gemma Terry	+44 (0) 7785 451 266 +44 (0) 7825 948 218 +44 (0) 7841 363 216
Teneo	Charles Armitstead	+44 (0) 7703 330 269
Virtual event	Pearson's 2022 nine month trading update online presentation taking place today at 0830 (BST). Register to receive log in details: https://pearson.connectid.cloud/register

Notes

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 24 October 2022
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary